

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Via fax (650) 969-6121

September 9, 2010

Mr. Robert T. Vincenzi
Chief Executive Officer
Lasercard Corporation
1875 North Shoreline Boulevard
Mountain View, California 94043-1601

> **Re:** **Lasercard Corporation**
> **Form 10-K for the Fiscal Year Ended April 2, 2010**
> **Filed June 15, 2010**
> **Forms 8-K filed April 29, 2010 and July 29, 2010**
> **File No. 000-06377**

Dear Mr. Vincenzi:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 2, 2010

Item 1. Business

General

1. It appears that you are substantially dependent upon your relationships with Ritel, Eastman Kodak Company, Audio-Technica Corp., of Japan, the Kingdom of Saudi Arabia and DGM-Sistemas. Please tell us if you have any agreements that should be filed in answer to Item 601(b)(10)(ii)(B) of Regulation S-K. To the extent you have agreements that should be filed, you should also expand you business section to disclose the material terms of those agreements.

Dependence on Government Subcontracts through Sole Contractors, page 12

2.   Please tell us how you considered Item 101(c)(1)(ix) of Regulation S-K with regards to significant government contracts. We note that certain contracts with General Dynamics were terminated in 2010.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

3.   Please tell us whether changes in the selling prices for the OSM, or other products or services, materially contributed to changes in your revenues from one period to the next. If it did, future filings should quantify the portion of the change attributable to changes in prices compared to the portion due to changes in volume.

Overview of Fiscal Year 2010, page 25

4.   Please consider expanding your overview to include management's perspective on LaserCard to provide an executive level overview that provides context for the remainder of management's discussion and analysis. For example, identify the factors that your executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing LaserCard and how management is dealing with these issues. Please also consider enhancing your disclosure to address any material trends regarding these decisions. Refer to SEC Release No. 33-8350.

Item 8. Financial Statement and Supplementary Data, page 42

Report of Independent Registered Public Accounting Firm page 42

5.   We note that for presentation purposes, you label your annual accounting period as March 31st when, in fact, your fiscal years 2010, 2009 and 2008 ended on April 2, 2010, April 3, 2009 and March 28, 2008, respectively. We further note that the opinions from both of your independent registered public accounting firms refer to the periods ended March 31, 2010, 2009 and 2008 rather than actual year-end dates on which they expressed such opinions. Please revise the reports of your independent registered public accounting firms to correctly identify the dates of the financial statements covered by each report in accordance with Rule 2-02 of Regulation S-X. In addition, if you do not wish to refer to the varying period end dates elsewhere throughout the filing, then consider supplementing your current "March 31, 20XX with "Fiscal Year 20XX" or revise to state the actual period end dates.

Note 2. Summary of Significant Accounting Policies

Inventories, page 53

6.   Please explain to us the reason behind the significant increase in your inventory reserve
        in fiscal year 2010 as compared to historical levels and clarify if this relates to the effect
        of transitioning from the first generation OSM-based U.S. Green Card to the newly
        designed multi-technology Green Card. Also, tell us how you considered ASC 330-10-
        35-14 and SAB Topic 5.BB, which indicate that inventory write-downs due to
        obsolescence establish a new cost basis and should not be presented as a reserve. Tell us
        if you have obsolete inventory still on hand and if so, explain why you have not disposed
        of such inventory yet. Additionally, tell us if such inventory was subsequently sold and
        resulted in a higher gross margin due to the previous write-downs.

Item9A. Controls and Procedures

 (c) Changes in Internal Control over Financial Reporting, page 75

7.   You state that there were no significant changes to your internal control over financial
        reporting during the quarter ended April 2, 2010 that have materially affected, or are
        reasonably likely to materially affect, your internal control over financial reporting.
        Please be advised that Item 308(c) of Regulation S-K requires that you disclose any
        change in your internal control over financial reporting that occurred during the relevant
        quarter that has materially affected, or is reasonably likely to materially affect, your
        internal control over financial reporting. Please confirm that there were no such changes
        in your internal control over financial reporting during your fourth fiscal quarter of 2010.
        In addition, we note your response to comment 5 in your letter dated October 7, 2009
        where you acknowledged that you would correct these disclosures in future periodic
        reports. Accordingly, please revise to provide disclosures that comply with Item 308(c)
        of Regulation S-K.

Forms 8-K filed April 29, 2010 and July 29, 2010

8.   We note from your response to comment 6 in your letter dated October 7, 2009 that in
        future filings you planned to remove your reference to liquidity in connection with your
        description of how management uses your non-GAAP financial measures to assess the
        company's business. However per review of your Forms 8-K filed on April 29, 2010 and
        July 29, 2010, you continue to include such reference. Clarify if you intended to include
        this reference and if so, as previously requested, tell us why you have not also included a
        reconciliation of such measures to your operating cash flows. Otherwise, revise your
        future filings to remove this reference as you previously indicated to the Staff you would.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202)-551-3477 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief